As filed with the Securities and Exchange Commission on August 14, 2007

Registration No. 333-142519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:

EQUITY FOCUS TRUSTS—

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

AND

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Names and complete address of agent for service:

Copy to:
MICHAEL KOCHMANN Citigroup Global Markets Inc. 388 Greenwich Street, 16th Floor New York, New York 10013	MICHAEL R. ROSELLA, ESQ. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6800

E.  Title of securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed sale to the public:

As soon as practicable after the effective date of the registration statement.

☒	Check box if it is proposed that this filing will become effective immediately upon filing on August 14, 2007, pursuant to Rule 487.

The Equity Focus Trusts

Uncommon Values

Aggressive Growth Series, 2007

Growth & Income Series, 2007

Unit Investment Trusts

Uncommon Values Aggressive Growth Series, 2007 and Uncommon Values Growth & Income Series, 2007 consists of two separate unit investment trusts. Each Trust offers investors the opportunity to purchase units representing proportionate interests in a portfolio of stocks selected by a committee of the firm’s senior investment professionals based on the investment recommendations of Citi Investment Research analysts. The value of the units of each Trust will fluctuate with the value of the underlying securities.

The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 14, 2007

Read and retain this Prospectus for future reference

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether one or both of the portfolios comprising the Uncommon Values Aggressive Growth Series and Growth & Income Series is right for you. More detailed information can be found later in this prospectus.

Investment Objectives

Uncommon Values Aggressive Growth Series, 2007 has a diversified portfolio of stocks for growth-oriented investors. Dividend income is not a primary objective of this portfolio, although upon deposit, some of the holdings may pay dividends.

Uncommon Values Growth & Income Series, 2007 has a diversified portfolio of stocks for growth and income-oriented investors.

There is no guarantee that the objectives of the trusts will be achieved.

Investment Strategy

Each trust uses a “buy and hold” strategy with a portfolio of stocks, designed to remain fixed over its three-year life. Unlike a mutual fund, the portfolios are not managed; however, a security can be sold under certain limited circumstances.

Investment Concept and Selection Process

The Aggressive Growth Series and Growth & Income Series hold companies that could be well positioned for the coming year, based on Citigroup Global Markets Inc.’s view of industry trends, the stock market and the economy. The stocks are selected by a committee of our firm’s senior investment professionals representing fundamental and strategy research and are based on the recommendations of Citi Investment Research analysts. The Aggressive Growth Series holds some of the stocks on the TEN+ List, along with other stocks selected by the committee based on their high growth potential. The Growth & Income Series also draws from the TEN+ List, but focuses on more income-oriented sectors, and the dividend yield of this portfolio may be higher than that of the broader market averages.

Principal Risk Factors

The value of your units may increase or decrease depending on the value of the stocks which make up each portfolio. In addition, the amount of dividends you receive depends on a particular issuer’s dividend policy, the financial condition of that company and general economic conditions. The Uncommon Values Aggressive Growth Series is concentrated in stocks which have been rated High Risk by Citi Investment Research’s equity analysts and therefore may have a high degree of price volatility over the life of the trust. The value of the units of a trust will fluctuate with the value of the underlying securities and the trusts are not appropriate for investors requiring high current income or conservation of capital.

Each trust’s portfolio contains stocks issued by only a limited number of companies, which means that unit holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. Each portfolio consists of common stocks of domestic issuers. If you invest in a portfolio, you should understand the potential risks associated with common stocks:

•	The financial condition of the issuer may worsen.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

INVESTMENT SUMMARY

•	The overall stock market may falter.

•	As a common stockholder, your right to receive payments of any kind (including dividends or as a result of a liquidation or bankruptcy) from the issuer is generally inferior to the rights of creditors, debt holders, or preferred stockholders.

•	Common stock is continually subject to stock market fluctuations and to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

A unit investment trust is not actively managed and a trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until a trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of that trust.

When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time the security is purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the securities will be an expense of the trusts.

Public Offering Price

On the first day units are made available to the public, the public offering price will be $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of each trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the public offering price of units by using the closing sales prices of the underlying securities in the portfolio. The public offering price will change daily because prices of the underlying stocks will fluctuate.

The public offering price per unit will be calculated by:

•	Adding the combined market value of the underlying stocks to any cash held to purchase securities.

•	Dividing that sum by the number of units outstanding.

•	Adding a sales charge.

In addition, during the initial public offering, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the public offering price. After the initial offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on the net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Exchange or Rollover Option and Termination

During the life of a trust, you may exchange units of one portfolio for units of any other Uncommon Values portfolios or a future portfolio, if one is available. When a trust is about to terminate, you may have the option to rollover your proceeds into a future portfolio, if it is available, at a reduced sales charge. If you decide not to rollover your proceeds into the

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

INVESTMENT SUMMARY

next series, you will receive a cash distribution after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities. A rollover does not avoid or defer a taxable event on the disposition of your units in a trust.

Taxation

In general and based on the expected investments of the trusts, dividends of a trust, if any, generally will be taxed as dividend income, which under current law may be taxed at a federal rate of a maximum of 15% for individuals if certain holding periods are met, whether received in cash or reinvested in additional units.

An exchange or rollover of units in one portfolio for units in another portfolio will be treated as a sale of units, and any gain realized on the exchange, notwithstanding reinvestment, will be subject to applicable federal, state and local income tax.

If you are taxed as an individual and have held your units (and the trust has held the securities) for more than 12 months, you may be entitled to a 15% maximum federal income tax rate on capital gains, if any, from the sale or redemption of your units.

If you are a foreign investor, you should be aware that distributions from a trust will generally be subject to information reporting and withholding taxes, including any income from the trust that is reinvested in additional units.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Initial Public Offering Price	Amounts per 1,000 Units
Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	3.00%	$30.00

Reimbursement to Sponsor for Estimated Organization Costs	.110%	$1.10

Estimated Cost of Liquidating Securities to Meet Redemptions	.052%	$0.52

Estimated Annual Trust Operating Expenses (as a percentage of average net assets)
	As a % of Net Assets	Amounts per 1,000 Units
Trustee’s Fee	.088%	$0.86
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.062%	$0.60
Other Operating Expenses	.019%	$0.18

Total	.169%	$1.64

Example

	Cumulative Expenses and Charges Paid for Period:
	1 year	2 years	3 years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .169% and a 5% annual return on the investment throughout the periods	$333	$350	$369

The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Initial Public Offering Price	Amounts per 1,000 Units
Maximum Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	3.00%	$30.00

Reimbursement to Sponsor for Estimated Organization Costs	.088%	$0.88

Estimated Cost of Liquidating Securities to Meet Redemptions	.044%	$0.44

Estimated Annual Trust Operating Expenses (as a percentage of average net assets)
	As a % of Net Assets	Amounts per 1,000 Units
Trustee’s Fee	.085%	$0.82
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.062%	$0.60
Other Operating Expenses	.015%	$0.15

Total	.162%	$1.57

Example

	Cumulative Expenses and Charges Paid for Period:
	1 year	2 years	3 years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .162% and a 5% annual return on the investment throughout the periods	$329	$346	$364

The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

SUMMARY OF ESSENTIAL INFORMATION

AS OF AUGUST 13, 2007†

Sponsor

Citigroup Global Markets Inc.

Trustee and Distribution Agent

The Bank of New York

Ticker Symbols

SAGSVX (Aggressive Growth Portfolio)

SGISVX (Growth & Income Portfolio)

Sales Charge

The sales charge is 3.00% of the Public Offering Price (3.093% of the net amount invested in Securities).

Termination Date

September 30, 2010, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Distributions

The Trustee will determine the amount of cash held for distribution by a Trust on each Record Day. In general, this amount will include dividends paid to a Trust, less estimated trust expenses. Distributions will be paid out on any Distribution Day when as of the related Record Day the cash held for distribution is equal to or greater than the amount specified by Internal Revenue Service and Treasury Department regulations, which as of the Initial Date of Deposit is 0.1% of the aggregate net asset value of a Trust. For the Aggressive Growth Portfolio, it is expected that this will result in infrequent monthly distributions of income, if any, to Holders of record on the corresponding Record Day. For the Growth and Income Portfolio, it is expected that there will be distributions of income in most but not all months to Holders of record on the corresponding Record Day. However, each Trust expects to make a distribution in the month of December of each calendar year. Distributions will be paid in cash, except for certain exchange Holders from prior series of a Trust or, unless a Holder elects to reinvest his or her distributions in additional Units of a Trust. A final distribution will be made upon termination of a Trust.

Record Day

The 10th day of each month, commencing September 10, 2007.

Distribution Day

The 25th day of each month, commencing September 25, 2007, and upon termination and liquidation of a Trust.

Evaluation Time

9:30 a.m. and 4:00 p.m. Eastern Time on August 14, 2007 and 4:00 p.m. Eastern Time (or earlier close of the New York Stock Exchange) thereafter.

Minimum Value of Trust

The Trust Indenture may be terminated if the net value of a Trust is less than 40% of the aggregate net asset value of a Trust at the completion of the initial public offering period.

Trustee’s Annual Fee

$0.86 per 1,000 Units for the Aggressive Growth Portfolio.

$0.82 per 1,000 Units for the Growth & Income Portfolio.

Sponsor’s Annual Fee

Maximum of $0.60 per 1,000 Units.

†	The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

SUMMARY OF ESSENTIAL INFORMATION

AS OF AUGUST 13, 2007

	Aggressive Growth Portfolio	Growth & Income Portfolio
Portfolio
Number of issuers of common stock	15	15
Percentage of High Risk Securities (as described in footnote 4 to Portfolios)	75.21%	—
Number of different industry groups	13	13

Aggressive Growth Portfolio contains the following industry groups:

Commercial Services & Supplies, 1 (6.80%); Consumer Services, 1 (6.83%); Diversified Financials, 1 (4.40%); Energy, 1 (7.01%); Health Care Equipment & Services, 2 (13.65%); Household & Personal Products, 1 (6.83%); Insurance, 1 (6.78%); Materials, 2 (13.72%); Retailing, 1 (6.81%); Software & Services, 1 (6.76%); Technology Hardware & Equipment, 1 (6.81%); Telecommunication Services, 1 (6.82%); and Utilities, 1 (6.78%).

Growth & Income Portfolio contains the following industry groups:

Capital Goods, 2 (13.27%); Commercial Services & Supplies, 1 (6.61%); Diversified Financials, 1 (6.60%); Energy, 1 (6.65%); Food, Beverage & Tobacco, 2 (13.35%); Health Care Equipment & Services, 1 (6.78%); Insurance, 1 (6.73%); Materials, 1 (6.78%); Semiconductors & Semiconductor Equipment, 1 (6.63%); Software & Services, 1 (6.61%); Technology Hardware & Equipment, 1 (6.59%); Telecommunication Services, 1 (6.70%); and Utilities, 1 (6.70%).

Initial Number of Units	250,000	250,000
Fractional Undivided Interest in Trust Represented by Each Unit	1/250,000	1/250,000
Public Offering Price per 1,000 Units
Aggregate Value of Securities in Trust	$242,366	$242,396

Divided by Number of Units of Trust (times 1,000)	$969.46	$969.58
Plus Sales Charge of 3.00% of Public Offering Price (3.093% of the net amount invested in Securities)	$29.99	$29.99

Public Offering Price	$999.45	$999.57
Plus Estimated Organization Costs	$1.10	$0.88
Plus the Amount in the Income and Capital Accounts	$0	$0

Total	$1,000.55	$1,000.45

Sponsor’s Repurchase Price and Redemption Price per 1,000 Units (based on value of underlying Securities)	$970.56	$970.46
Sponsor’s Profit (Loss) on Deposit	$(578)	$(778)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee and Unit Holders of

Equity Focus Trusts-Uncommon Values Aggressive Growth Series, 2007 and Uncommon Values Growth & Income Series, 2007:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Equity Focus Trusts-Uncommon Values Aggressive Growth Series, 2007 and Uncommon Values Growth & Income Series, 2007, as of August 13, 2007 (initial date of deposit). These financial statements are the responsibility of the Sponsor (see note 1 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on August 13, 2007 and other appropriate auditing procedures for the purchase of securities, as shown in the statements of financial condition and portfolios. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Equity Focus Trusts-Uncommon Values Aggressive Growth Series, 2007 and Uncommon Values Growth & Income Series, 2007, as of August 13, 2007, in conformity with U.S. generally accepted accounting principles.

New York, New York

August 13, 2007

UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

Statements of Financial Condition as of Initial Date of Deposit, August 13, 2007

TRUST PROPERTY(1)	Aggressive Growth Portfolio	Growth & Income Portfolio
Investment in Securities:
Contracts to purchase Securities(2)	$242,641	$242,616

Total	$242,641	$242,616

LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$275	$220

INTEREST OF UNITHOLDERS
250,000 Units of fractional undivided interest outstanding for each respective Trust:
Cost to investors(4)	250,138	250,113
Less: Gross underwriting commissions(5)	7,497	7,497
Less: Reimbursement to Sponsor for Organization Costs(3)	275	220

Net amount applicable to investors	242,366	242,396

Total	$242,641	$242,616

(1)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.
(2)	Aggregate cost to each Trust of the Securities listed under Portfolio of such Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 3 to the Portfolios. See also the columns headed Market Value of Securities. An irrevocable letter of credit in the amount of $500,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.
(3)	A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $1.10 per 1,000 Units for the Aggressive Growth Portfolio and $0.88 per 1,000 Units for the Growth & Income Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.
(4)	Aggregate public offering price computed on the basis set forth under Public Sale of Units—Public Offering Price.
(5)	Assumes a sales charge of 3.00% of the Public Offering Price (3.093% of the net amount invested in the Securities) computed on the basis set forth under Public Sale of Units—Public Offering Price.

PORTFOLIO OF UNCOMMON VALUES AGGRESSIVE GROWTH SERIES, 2007

ON THE INITIAL DATE OF DEPOSIT, AUGUST 13, 2007

Securities(1)	Stock Symbol	Ratings(4)	Number of Shares(2)	Percentage of Portfolio	Market Values of Securities(3)
Agrium Inc. (a)(b)	AGU	1H	390	6.86%	$16,634
American Tower Corp. (a)(b)	AMT	1H	410	6.82	16,552
Avon Products Inc. (a)(b)	AVP	1M	480	6.83	16,570
BlackRock Inc. (b)	BLK	1M	70	4.40	10,695
Brookdale Senior Living Inc. (b)	BKD	1H	430	6.92	16,800
Electronics For Imaging Inc. (a)	EFII	1H	640	6.81	16,525
Hewitt Associates (a)(b)	HEW	1H	510	6.76	16,402
Marriott International Inc. (a)(b)(c)	MAR	1M	390	6.83	16,583
Marsh and McLennan Companies Inc. (a)(b)(c)	MMC	1H	630	6.78	16,443
Mirant Corp. (b)(c)	MIR	1H	430	6.78	16,448
Monster Worldwide (a)(b)(c)	MNST	1H	450	6.80	16,493
Noble Corp. (a)(b)(c)	NE	1H	170	7.01	17,009
Owens Illinois Inc. (a)(b)(c)	OI	1H	450	6.86	16,637
Saks Inc. (a)(b)(c)	SKS	1H	880	6.81	16,518
Wellpoint Inc. (a)(b)	WLP	1L	210	6.73	16,332

				100.00%	$242,641

The Notes following the Portfolios are an integral part of each Portfolio.

PORTFOLIO OF UNCOMMON VALUES GROWTH & INCOME SERIES, 2007

ON THE INITIAL DATE OF DEPOSIT, AUGUST 13, 2007

Securities(1)	Stock Symbol	Ratings(4)	Number of Shares(2)	Percentage of Portfolio	Market Values of Securities(3)
Alcon Inc. (a)(b)	ACL	1L	120	6.78%	$16,475
Bank of America Corp. (a)(b)	BAC	1M	330	6.60	16,005
Coca Cola Co. (a)(b)	KO	1M	300	6.74	16,356
ConAgra Foods Inc. (a)(b)(c)	CAG	1M	620	6.61	16,046
Eaton Corp. (a)(b)	ETN	1M	170	6.52	15,810
Hewlett-Packard Co. (a)(b)	HPQ	1M	330	6.59	15,982
Intel Corp. (a)(b)	INTC	1M	670	6.63	16,093
Metlife Inc. (a)(b)	MET	1L	260	6.73	16,320
Microsoft Corp. (a)(b)(c)	MSFT	1M	560	6.61	16,033
Occidental Petroleum Corp. (a)(b)	OXY	1M	290	6.65	16,124
PG and E Corp. (a)(b)	PCG	1L	360	6.70	16,250
Raytheon Co. (a)(b)	RTN	1M	290	6.75	16,376
Republic Services Inc. (a)(b)	RSG	1L	520	6.61	16,026
Verizon Communications (a)(b)	VZ	1M	390	6.70	16,244
Weyerhaeuser Co. (a)(b)(c)	WY	1M	240	6.78	16,476

				100.00%	$242,616

The Notes following the Portfolios are an integral part of each Portfolio.

Notes to Portfolios of Securities

(1)	All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on August 13, 2007. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)	Per 250,000 Units.

(3)	Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on August 13, 2007. On August 14, 2007 only, an additional valuation of the Securities will be made at 9:30 a.m. Eastern Time applicable for all orders for units received by the Sponsor prior to such time. Subsequent to the 9:30 a.m. valuation on August 14, 2007 Securities are valued, for Securities quoted on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, and for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption—Computation of Redemption Price Per Unit.

The following information is unaudited:

(4)	Citi Investment Research stock recommendations represent the opinions of the research analysts and are not a guarantee of performance. Stock recommendations do not represent the complete opinions or analysis of the research analyst. Citi Investment Research stock recommendations include a risk rating and an investment rating. Risk ratings, which take into account both price volatility and fundamental criteria, are: Low (L), Medium (M), High (H), and Speculative (S). Investment ratings are based upon the research analyst’s expectation of total return (price appreciation plus forecast dividend yield) within the next 12 months, and take into account the risk rating. Investment ratings are Buy (1), Hold (2), and Sell (3).

Investment ratings are determined by the ranges shown below at the time of initiation of coverage, a change in investment and/or risk rating, or a change in price target. At other times, the expected total returns may fall outside of these ranges because of price movement and/or volatility. Such interim deviations from specified ranges will be permitted but will become subject to review by Research Management.

INVESTMENT RATING MATRIX

Expected Total Return (ETR) at Each Risk Level

Rating (Code)	LOW (L)	MEDIUM (M)	HIGH (H)	SPECULATIVE (S)
BUY (1)	ETR ≥ 10%	ETR ≥ 15%	ETR ≥ 20%	ETR ≥ 35%
HOLD (2)	0% < ETR < 10%	0% < ETR < 15%	0% < ETR < 20%	0% < ETR < 35%
SELL (3)	ETR ≤ 0	ETR ≤ 0	ETR ≤ 0	ETR ≤ 0

ETR = Expected Total Return (12 months) = (Target Price – Current Price) / Current Price + Forecast 12-month Dividend Yield

These stock recommendations represent the opinions of Citi Investment Research research analysts as of August 13, 2007 and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These stock recommendations have not been audited by KPMG LLP.

(a)	Citigroup Global Markets Inc. and/or its affiliates is a market maker in the publicly traded equity securities of this company.
(b)	Within the last twelve months, Citigroup Global Markets Inc. and/or its affiliates has acted as manager or co-manager of a public offering of the securities of, or provided investment banking services to, this company or an affiliate.
(c)	Citigroup Global Markets Inc. and/or its affiliates beneficially owns 1% or more of any class of common equity securities of this company.

The Sponsor and its affiliates, including Citigroup Inc., provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates receive compensation for those services from corporations in the portfolios of the Trusts. In addition, Citigroup Global Markets Inc. and/or its affiliates, as well as the investment analysts and other employees recommending and selecting the portfolios may have a position in securities or options of any of the companies included in the Trusts.

DESCRIPTION OF THE TRUSTS

Objectives of the Trusts

The objective of the Uncommon Values Aggressive Growth Series, 2007 (the “Aggressive Growth Trust”) is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in a fixed portfolio consisting of shares of the common stocks (the “Securities”) selected by the Sponsor. The Sponsor has selected stocks for the Aggressive Growth Trust which it considers to have strong potential for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Aggressive Growth Trust. The objective of the Uncommon Values Growth & Income Series, 2007 (the “Growth & Income Trust”) is to provide investors with the possibility of capital appreciation and current dividend income through a convenient and cost-effective investment in a fixed portfolio consisting of shares of the Securities selected by the Sponsor. The Sponsor has selected stocks for the Growth & Income Trust which it considers to have strong potential for capital appreciation and current dividend income over a period of one year relative to risks and opportunities. The Aggressive Growth Trust and the Growth & Income Trust are collectively referred to herein as the “Trusts” or as the “Portfolios.”

Achievement of each of the Trust’s objectives is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in their respective Portfolios.

Structure and Offering

This Series of Equity Focus Trusts consists of two separate “unit investment trusts.” Each Trust was created under New York law by a Trust Indenture (the “Indenture”) between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of a Trust (a “Unit”) represented a fractional undivided interest, as set forth under the Summary of Essential Information, in the Securities listed under the respective Trust’s Portfolio. Additional Units of a Trust will be issued in the amount required to satisfy purchase orders by depositing in such Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities (“Additional Securities”). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in a Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trusts as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trusts.

During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolios of each of the Trusts. The proportionate relationship among the Securities in each of the Trusts will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trusts but which does not affect that Trust’s percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trusts—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising each of the Portfolios of the Trust at the end of the initial 90-day period.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities (including estimated brokerage commissions) in a Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for each of the Trusts will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trusts which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor’s order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units (“Holders”) of each of the Trusts will have the right to have their Units redeemed for the Securities underlying the Units. See Redemption. If any Units are redeemed, the aggregate value of Securities in the Trusts will be reduced and the fractional undivided interest in such Trust represented by each remaining Unit will be increased. Units of each of the Trusts will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trusts—Amendment and Termination.

The Portfolios

The Sponsor’s selections for each of the Portfolios were identified by a committee of the firm’s senior investment professionals, based on the recommendations of Citi Investment Research analysts. The Aggressive Growth Series holds some of the stocks on the TEN+ List, along with other stocks selected by the committee based on their high growth potential. The Growth & Income Series also draws from the TEN+ List, but focuses on more income-oriented sectors, and the dividend yield of this Portfolio may be higher than that of the broader market averages. In arriving at each Trust’s portfolio, the committee evaluated each analyst’s top selections based on the committee’s analysis of industry trends, overall market conditions and the current economic environment. The selection is not limited to small, high-growth companies. Citi Investment Research’s ratings normally pertain to an outlook for a 12 month period (see footnote 4 to the Portfolios). In selecting Securities for each of the Trusts, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trusts will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Description of the Trusts—Risk Factors. Each January for the last 24 years, Smith Barney has published a list of the top pick in each of the industry groups followed by its equity analysts. The selection for the Trusts differs both in that it is made in the middle of the year and in that Citi Investment Research analysts’ selections were screened by the committee, as described above, to arrive at a list of the Portfolios’ stocks.

The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trusts for various reasons, including:

•	sales charges and expenses of a Trust,

•	the Portfolios may not be fully invested at all times,

•	the stocks may be purchased or sold at prices different from the closing price used to determine each Trust’s net asset value, and

•	not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in each of the Trusts are expected to settle in three business days, in the ordinary manner for such Securities.

Each of the Trusts consists of such Securities as may continue to be held from time to time in that Trust and any additional and replacement Securities and any money market instruments acquired and held by such Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trusts of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trusts—Accounts and Distributions; Trust Supervision. The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by a Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio for the relevant Trust, unless substantially all of the monies held in such Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trusts—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that either of the Trusts will retain its present size for any length of time. See Redemption; Administration of the Trusts—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of a Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of a Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Total returns and/or average annualized returns for various periods of previous series of the Uncommon Values Trust and the Trusts may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Standard & Poor’s 500 Composite Stock Index, the S&P 500/Citigroup Growth Index, the S&P 500/Citigroup Value Index or other indexes. As with other performance data, performance comparisons should not be considered representative of a Trust’s relative performance for any future period. Advertising and sales literature for the Trusts may also include excerpts from the Sponsor’s research reports on one or more of the stocks in the Trusts, including a brief description of its business and industry group, and the basis on which the stock was selected.

Morningstar® Equity Style BoxTM

Aggressive Growth Portfolio

Growth & Income Portfolio

The Morningstar Style Box™ reveals Morningstar, Inc.’s* determination of each of the Trusts’ investment strategy, but may not necessarily be consistent with each of the Trusts’ stated investment objectives. The Morningstar Style Box™ is based on the holdings as of the initial date of deposit of the Trusts and may vary thereafter. The vertical axis shows the market capitalization of the stocks owned and the horizontal axis shows investment style (value, blend or growth). A portion of the fee paid by the Sponsor to Morningstar, Inc. for the licensing and use of the Morningstar Style Box™ product and data will be reimbursed to the Sponsor by the Trusts.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for each of the Trusts are set forth under the Summary of Essential Information. Income distributions, if any, will be paid

*

©2007 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

in cash, except for certain exchange Holders from prior series of a Trust or, unless a Holder elects to reinvest his or her distributions in additional Units of the appropriate Trust at no extra charge. See Reinvestment Plan. Because dividends on the Securities are not received by the Trusts at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by a Trust and credited to the income account established under the Indenture (the “Income Account”) as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•	expectations regarding government economic, monetary and fiscal policies,

•	inflation and interest rates,

•	economic expansion or contraction, and

•	global or regional political, economic or banking crises.

The Sponsor’s buying and selling of the Securities, especially during the initial offering of Units of the Trusts or to satisfy redemptions of Units, may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trusts may also cause increased buying activity in certain of the stocks comprising each of the Portfolios. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the Sponsor or its affiliates which are based on the performance of the Securities on the list. The Sponsor or its affiliates may also purchase Securities as a hedge against its risk on the warrants (although generally the Sponsor and its affiliates will not purchase Securities for their own account until after the Trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the Securities by the Trusts may cause the Trusts to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

The Trusts are not appropriate for investors requiring conservation of capital or high current income. Securities representing approximately 75.21% of the value of the Aggressive Growth Trust have been rated High Risk by Citi Investment Research.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolios, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each of the Trusts and will vote in accordance with the instructions of the Sponsor. Holders will, however, be able upon request to receive an “in kind” distribution of the Securities evidenced by their Units if they tender a minimum of 250,000 Units. See Redemption.

Portfolio Selection

There is no guarantee that the stocks which have been selected for each of the Portfolios will satisfy the Trust’s investment objective. Citi Investment Research is a division of the Sponsor, which does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm might have a conflict of interest that could affect the objectivity of its research reports. See “Notes to Portfolios of Securities” for specific information concerning the Sponsor’s investment banking relationships and role as market-maker for certain of the Securities.

Dividends

The amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely that the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trusts are not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of a Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objectives of the Trusts and that the Trusts may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trusts may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trusts—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Holders of the Units to do so.

Although each Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts. The prices of single shares of each of the Securities in the Trusts vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower- price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder’s Units and the Income per Unit received by each of the Trusts. Finally, pursuant to the terms of the Indenture, subsequent deposits to create additional Units might not be covered by the deposit of cash (or a letter of credit in lieu of cash). In such circumstances, should the Sponsor not deliver cash in consideration for the additional Units delivered, the Trusts may be unable to satisfy their contracts to purchase the additional Securities. The failure of the Sponsor to deliver cash to a Trust, or any delays in a Trust receiving such cash, may have significant adverse consequences for that Trust.

Some of the Securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase Securities with deposited cash as soon as practicable reserving the right to purchase those Securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trusts’ failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the Initial Date of Deposit) and cannot be invested in one or more stocks at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of each of the Trusts, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the Securities. The proceeds received by Holders following termination of each of the Trusts will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the Mandatory Termination Date.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for each of the Trust’s organization costs will be purchased in the same proportionate relationship as all the Securities contained in each of the Trusts. Securities will be sold to reimburse the Sponsor for each of the Trust’s organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for each of the Trust’s organization costs, the Trustee will sell additional Securities to allow the Trusts to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under “Plus Estimated Organization Costs” in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trusts as existed prior to such sale.

Termination

A Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate such Trust before the Mandatory Termination Date specified in the Summary of Essential Information.

Small Capitalization Stock

Investing in small capitalization stocks may involve greater risk than investing in medium and large capitalization stocks, since they can be subject to more abrupt or erratic price movements. Small market capitalization companies (“Small-Cap Companies”) are those with market capitalizations of $1 billion or less at the time of a Trust’s investment. Many Small-Cap Companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company’s business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for each of the Trusts is computed by adding the sales charge of 3.093% to the aggregate value of the Securities in a Trust (as determined by the Trustee) and any cash held, divided by the number of Units of the Trust outstanding. This sales charge is equal to a gross underwriting profit of 3.00% of the Public Offering Price and is subject to change by the Sponsor at any time. For most investors the commissions to purchase and sell the stocks directly would exceed the Trust’s 3.00% sales charge and expenses. In addition, during the initial public offering period a portion of the Public Offering Price per 1,000 Units for each of the Trusts also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the cost incurred in organizing a Trust, see Expenses and Charges—Initial Expenses.

Orders for Units received by the Sponsor prior to 9:30 a.m. on August 14, 2007 (the first day Units will be available to the public) will be made at $1.00 per Unit (including the sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the 9:30 a.m. Evaluation Time on August 14, 2007 (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price subsequent to 9:30 a.m. on August 14, 2007 and on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor’s purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trusts—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges (until November 1, 2007) are as follows:

Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	3.000%	3.093%
50,000 but less than 100,000	2.625	2.695
100,000 but less than 250,000	2.250	2.302
250,000 but less than 500,000	1.875	1.910
500,000 but less than 1,000,000	1.500	1.523
1,000,000 or more	1.125	1.138

Commencing November 1, 2007, the sales charge will be reduced as follows:

Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	2.250%	2.302%
50,000 but less than 100,000	2.000	2.041
100,000 but less than 250,000	1.625	1.651
250,000 but less than 500,000	1.375	1.394
500,000 but less than 1,000,000	1.250	1.266
1,000,000 or more	1.000	1.010

Commencing February 1, 2008, the sales charge will be reduced as follows:

Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	1.500%	1.523%
50,000 but less than 100,000	1.375	1.394
100,000 but less than 250,000	1.125	1.138
250,000 or more	1.000	1.010

Commencing May 1, 2008, the sales charge will be 1.00% of the Public Offering Price for purchases of up to 1 million Units (1.010% of the net amount invested) and will be 0.750% of Public Offering Price for purchases of 1 million Units or more (0.756% of the net amount invested).

The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units of one, or both the Trusts on an aggregated basis, in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of a unit investment trust sponsored by Citigroup Global Markets or Units received in exchange for units of Exchangeable Series, as defined below. Units held in the name of the spouse

*	The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1 per Unit and will be applied on whichever basis is more favorable to the investor.

of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

The holders of units of any outstanding affiliated unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust at their relative net asset values, subject only to a reduced sales charge of 2.25%. An exchange of Exchangeable Series units for Units of a Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series or in any unaffiliated unit investment trust (the “Unaffiliated Series”) who elect to purchase Units of a Trust (if available) within 60 calendar days after their redemption of units in the Exchangeable Series or Unaffiliated Series, respectively, which were held through accounts of the Sponsor, or one of its affiliates. However, the exchange option described above will be available to holders of units of The Uncommon Values Trust, 2004 Series, Uncommon Values Aggressive Growth Series, 2004 and Uncommon Values Growth & Income Series, 2004 (the “2004 Series”) who elect to reinvest their terminating distribution and purchase Units of either of the Trusts (if available) within only 21 calendar days after the termination of the 2004 Series. The minimum purchase amount of $250 for Units of a Trust will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges. See Exchange and Rollover Privileges. The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Until November 1, 2007, the sales charge applicable to the exchanges described above will be reduced on a graduated scale, for exchanges of at least 50,000 Units of a Trust for units of an Exchangeable Series, as follows:

Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	2.250%	2.302%
50,000 but less than 100,000	2.000	2.041
100,000 but less than 250,000	1.750	1.781
250,000 but less than 500,000	1.500	1.523
500,000 but less than 1,000,000	1.250	1.266
1,000,000 or more	1.000	1.010

Commencing November 1, 2007, the sales charge for exchanges of units of an Exchangeable Series will be reduced as follows:

Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	1.700%	1.729%
50,000 but less than 100,000	1.500	1.523
100,000 but less than 250,000	1.250	1.266
250,000 but less than 500,000	1.000	1.010
500,000 but less than 1,000,000	0.900	0.908
1,000,000 or more	0.750	0.756

There will be a valuation of Securities at 9:30 a.m. Eastern Time only on August 14, 2007 applicable for all orders for Units received by the Sponsor prior to such time. Subsequently, valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price, or if no closing sale price exists, on the basis of the last reported sale price, or if no last reported sale price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). See Redemption—Computation of Redemption Price Per Unit.

*	The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1 per Unit and will be applied on whichever basis is more favorable to the investor.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in a Trust divided by the number of Units outstanding plus a reduced sales charge of 0.50%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trusts, and may also be distributed through dealers.

The Sponsor intends to qualify Units of each of the Trusts for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the NASD. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of a Trust.

Underwriter’s and Sponsor’s Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the sales charge of 3.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above).

On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into each of the Trusts in the amount set forth under the Summary of Essential Information, which equals the difference between the cost of the Securities to a Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the Sponsor’s purchase price of such Securities. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor’s business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $0.60 per 1,000 Units for the administrative and other services which it provides during the life of the Trusts. See Expenses and Charges—Fees. The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolios on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•	the aggregate value of Securities in a Trust,

•	amounts in a Trust, including dividends receivable on stocks trading ex-dividend, and

•	all other assets in a Trust.

Deducting therefrom the sum of:

•	taxes or other governmental charges against a Trust not previously deducted,

•	accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses, and

•	amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in a Trust on the date on which the Units of such Trust are tendered for redemption. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any nationally recognized stock exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trusts—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

The Trustee will redeem Units “in kind” upon request of redeeming Holder if the Holder tenders at least 250,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption— Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the “In Kind Distribution”) will take the form of the distribution of whole shares and cash equal to the fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in a Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash.

In Kind Distributions on redemption of a minimum of 250,000 Units will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

(a)  If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

(b)  If the tendering Holder requests an In Kind Distribution, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

Holders who wish to receive an In Kind Distribution at the termination of the Trust must give notice of such election at least 10 business days prior to the Termination Date set forth in the Summary of Essential Information.

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trusts—Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

A Holder may tender Units for redemption on any weekday (a “Tender Day”) which is not one of the following: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas (observed). The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission (“SEC”), (1) during which the New York Stock Exchange is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in a Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in a Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange, or if there is no closing sale price on such exchange, on the basis of the last reported sale price on such exchange, or if there is no last reported sale price on such exchange, at the mean between the closing offering and bid side evaluation (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). If the Securities are non-North American securities, whether or not they are listed on a foreign securities exchange, the Securities shall be evaluated at a fair market price provided by a data vendor designated by the Trustee. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based on the last reported sales price as of the Evaluation Time on the over-the-counter market by one or more reporting service (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if no such prices are available, (1) on the basis of the mean between current bid and offer prices on the over-the-counter market, (2) on the basis of the mean between current bid and offer prices for comparable securities, (3) by the Trustee’s appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (4) by any combination thereof.

A redemption (other than with respect to shares received in an In Kind Distribution) is a taxable event and may result in taxable capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses — Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trusts including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trusts, as well as advertising and selling expenses, will be paid at no cost to the Trusts.

Fees — The Trustee’s and Sponsor’s fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trusts, including certain mailing and printing expenses, are borne by the Trusts. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for a Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Citigroup Global Markets Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trusts in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges — These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trusts (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trusts’ registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trusts and the rights and interests of Holders (for example, expenses in exercising the Trusts’ rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trusts. The amounts of these charges and fees are secured by a lien on the Trusts.

Payment of Expenses — Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below), (2) to the extent the Income Accounts funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce income distributions from the Accounts), (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units).

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trusts—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trusts. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUSTS

Records

The Trustee keeps records of the transactions of the Trusts at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to a Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder’s pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from a Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from an Income Account or a Capital Account if the cash held for distribution therein is less than 0.1% of the net asset value of a Trust (or such other amount specified by Internal Revenue Service and Treasury Department regulations from time to time) as of the applicable Record Day. The Trustee may withdraw from the Income Accounts, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trusts. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest.

Purchases at Market Discount — Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor may direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trusts in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trusts. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trusts are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

Each of the Trusts is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from a Portfolio. However, each Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue a Trust’s investment in the Securities in the original proportions, it has the power, but not the obligation, to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration of payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interests of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. Although the Sponsor intends to review the desirability of retaining in a Portfolio any Security if (i) its investment rating is reduced to 3 by Citi Investment Research or (ii) the Sponsor otherwise determines that a review is appropriate, a Security will only be sold pursuant to the limited circumstances described in the Indenture. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

(i)  Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that a Trust’s aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor, the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from a Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of that Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trusts may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities (“Replacement Securities”) to replace any Securities for which purchase contracts have failed (“Failed Securities”), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into a Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of a Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in a Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in that Trust as to be acceptable for acquisition by such Trust. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to that Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolios plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trusts by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the “Original Proportionate Relationship”) is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of a Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under- represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trusts or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of June in each year (normally within 20 to 60 days), the Trustee will furnish to each person who at any time during the preceding period from July 1 through June 30 (a “Trust Year”) was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such Trust Year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such Trust Year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such Trust Year; (4) the Redemption Price per Unit based upon the last computation thereof made on the thirtieth day of June (or the last business day prior thereto) of such Trust Year; and (5) amounts actually distributed during such Trust Year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

Ownership of Units of each Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company (“DTC”) through an investor’s broker’s account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in a Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in a Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. However, the Sponsor may extend the Termination Date for a period of no longer than 30 days without giving notice to the Holders. The Indenture may also be terminated by the Sponsor if the value of a Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trusts—Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder’s interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder’s interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of a Trust into units of any then outstanding series of Uncommon Values (an “Exchange Series”) at their relative net asset values, subject only to a reduced sales load (as disclosed in the prospectus for the Exchange Series). The exchange option described above will be available only to Holders whose Units are held through accounts at the Sponsor or one of its affiliates, and will also be available to investors in a Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in a Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of a Trust may reinvest their terminating distributions into units of a subsequent series of Uncommon Values (the “New Series”) provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution or, if they own a minimum of 250,000 Units, may elect to receive an In Kind Distribution, after a Trust terminates.

Under the exchange and rollover privilege, the Sponsor’s repurchase price would be based upon the market value of the Securities in a Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor’s secondary market account at the time of the Holder’s elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trusts. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder’s election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, will be paid in cash. Pursuant to the Trusts’ “Reinvestment Plan,” Holders may elect to automatically reinvest their distributions into additional Units of a Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See Taxes. If the Holder does not wish to participate in the Reinvestment Plan, the Holder must notify his or her financial advisor or the Trustee (depending upon whether the Units are held in street name or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that exchange into a Trust from any prior series of Uncommon Values (a “Prior Series”) and who participated in the Reinvestment Plan of such Prior Series at the time of exchange, will continue to have their distributions reinvested into additional Units of a Trust until they elect otherwise. Units that are no longer held in street name through Citigroup Global Markets or one of its affiliates, or directly in the name of the Holder, will not be eligible for the Reinvestment Plan and will receive distributions in cash.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of that Trust at the Sponsor’s Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trusts—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to any of the Trusts. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a Trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indentures. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trusts or (3) continue to act as Trustee without terminating the Indentures.

The Sponsor shall be under no liability to a Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indentures and in such event it shall be relieved of all further liability under each Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the “Code”), and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies or anyone who holds Units as part of a hedge or straddle.

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

1.    The Trusts are not associations taxable as corporations for federal income tax purposes, and income received by the Trusts will be treated as income of the Holders in the manner set forth below.

2.    Each Holder will be considered the owner of a pro rata portion of each Security in a Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when a Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

3.    A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by a Trust even if the Holder does not actually receive such distributions in the year received by the Trust, including if the Holder reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by a Trust, but only to the extent that this amount together with the Holder’s other miscellaneous itemized deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

4.    Under the income tax laws of the State and City of New York, the Trusts are not associations taxable as corporations and are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of a Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

A Holder’s pro rata portion of dividends paid with respect to a Security held by a Trust is generally taxable as dividend income to the extent of the issuing corporation’s current or accumulated earnings and profits. A Holder’s pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder’s tax basis in such Security, and to the extent that such dividends exceed the Holder’s tax basis will generally be treated as capital gain. Qualifying dividends distributed by corporations to individuals may be taxed at a maximum rate of 15% under current law if certain holding periods are met.

A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90- day period beginning on the date that is 45 days before the date on which the stock becomes ex- dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to Sub-chapter “S” corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

A Holder’s gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. Under current law, individual Holders who realize long-term capital gains with respect to Units (and Securities) held for more than one year may be subject to a reduced federal tax rate of 15% on such gains (5% if the individual Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), rather than the maximum “regular” federal tax rate of 35% on ordinary income. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities.

A Holder’s loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units should not be a taxable event to the Holder or to other holders. The redeeming or exchanging Holder’s basis for such Securities should be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities should include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which generally should be a capital gain or loss, except in the case of a dealer, when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from a Trust.

The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents and who are not engaged in a trade or business in the United States (“Non-U.S. Holders”) should be aware that dividend distributions from a Trust attributable to any dividends received by a Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower income tax treaty rate, if applicable, and under certain circumstances gain from the disposition of Securities or Units may also be subject to federal income tax. However, it is expected that in general any gains from the sale of Units or Securities realized by Holders who are Non-U.S. Holders will not be U.S. source income and will not be subject to any U.S. withholding tax. In addition, Holders may also be subject to taxation in New York or in other jurisdictions (including a Non-U.S. Holder’s country of residence) and should consult their own tax advisers in this regard.

* * *

After the end of each fiscal year for each of the Trusts, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by a Trust, the gross proceeds received by a Trust from the disposition of any Security (resulting from redemption or the sale by a Trust of any Security), and the fees and expenses paid by a Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of these Trusts may be suitable for purchase by Individual Retirement Accounts (“IRAs”), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as “Roth IRAs”) are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trusts. Investors considering investment in a Trust through any such plan should review specific tax laws related thereto, including the effect of borrowing, and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in a Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including whether the investment is prudent taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed “plan assets” under ERISA and the Department of Labor regulations regarding the definition of “plan assets.”

MISCELLANEOUS

Trustee

The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Independent Registered Public Accounting Firm

The Statements of Financial Condition and the Portfolios included in this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the NASD and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

The Equity Focus Trusts

Uncommon Values

Aggressive Growth Series, 2007

Growth & Income Series, 2007

Unit Investment Trusts

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trusts set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-142519) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index		Sponsor:
Investment Summary	2	Citigroup Global Markets Inc.
Summary of Essential Information	7	388 Greenwich Street
Report of Independent Registered Public Accounting Firm	9	New York, New York 10013 (212) 816-6000
Statements of Financial Condition	10
Portfolios	11
Description of the Trusts	14	Trustee:
Risk Factors	18	The Bank of New York
Public Sale of Units	21	2 Hanson Place, 12th Floor
Market for Units	24	Brooklyn, New York 11217
Redemption	25	(877) 363-3613
Expenses and Charges	27
Administration of the Trusts	29
Exchange and Rollover Privileges	33
Reinvestment Plan	34
Resignation, Removal and Limitations on Liability	35
Taxes	35
Miscellaneous	38

No person is authorized to give any information or to make any representations with respect to these Trusts, not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2007 Citigroup Global Markets Inc. Member SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. Citi and Citi with Arc Design are trademarks and service marks of Citigroup Inc. and its affiliates, and are used and registered throughout the world.

48AA6040	UT7102

PART II

Additional Information Not Included in the Prospectus

A.   The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC File or Identification Number
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436
II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177
III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	The Bank of New York	13-5160382

UNDERTAKING

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

The Undertaking to File Reports.

The Signatures.

Written Consents as of the following persons:

KPMG LLP (included in Exhibit 5.1)

Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

The following exhibits:

1.1.1

—Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement of the Equity Focus Trusts—Uncommon Values Aggressive Growth Series, 2006 and Uncommon Values Growth & Income Series, 2006, 1933 Act File No. 333-134759 filed on August 8, 2006).

2.1

—Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement of The Uncommon Values Trust, 2005 Series, 1933 Act File No. 333-124522 filed on July 19, 2005).

*3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.
*5.1	—Consent of KPMG LLP to the use of their name under the heading “Miscellaneous— Independent Registered Public Accounting Firm” in the Prospectus.

*  Filed herewith.

SIGNATURES

The registrant hereby identifies Equity Focus Trusts, S&P Competitive Advantage Portfolio, 2002 Series (Registration No. 333-68768) and Equity Focus Trusts, Uncommon Values Aggressive Growth Series, 1997 and Uncommon Values Growth & Income Series, 1997 (Registration No. 333-27791) for the purposes of the representations required by Rule 487 and represents the following:

(1)	That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)	That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)	That is has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 14th day of August, 2007.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS (Registrant) CITIGROUP GLOBAL MARKETS INC. (Depositor)

By:	/S/ MICHAEL KOCHMANN
MICHAEL KOCHMANN (Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:

Name:	Title:
ROBERT DRUSKIN	Chief Executive Officer and Chairman
CLIFF VERRON	Chief Financial Officer
MICHAEL S. KLEIN	Director
SALLIE KRAWCHECK	Director
THOMAS G. MAHERAS	Director

By:	/S/ MICHAEL KOCHMANN
MICHAEL KOCHMANN (Attorney-in-fact for the persons listed above)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-101236, 333-108493, 333-139335 and 333-140382.